EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	2007	2006
Income from continuing operations, before taxes	34,211,972	14,631,283
Fixed charges, as adjusted	18,010,997	15,879,855

	52,222,969	30,511,138

Fixed charges:
Interest expense including amortization of debt costs	13,648,877	11,982,546
Capitalized interest	633,578	688,673
Interest factor on rent (1/3 rent expense)	4,362,120	3,897,309
Total fixed charges	18,644,575	16,568,528
Less capitalized interest	(633,578)	(688,673)

Fixed charges, as adjusted	18,010,997	15,879,855

Ratio of earnings to fixed charges	2.8	1.8